SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.	Vivax S.A.
CNPJ/MF nº 00.108.786/0001-65	CNPJ/MF nº 01.402.946/0001-47
NIRE nº 35.300.177.240	NIRE nº 35.300.147.880
Companhia Aberta	Companhia Aberta
Rua Verbo Divino nº 1.356 - 1º andar, São Paulo-SP	Avenida José Meneghel nº 65 Americana-SP

NOTICE TO THE MARKET

Net Serviços de Comunicação S.A. (“NET”), a publicly held company headquartered at Rua Verbo Divino n° 1,356 - 1° andar, Chácara Santo Antônio in the city and state of São Paulo, registered in the corporate roll of taxpayers (CNPJ/MF) under n° 00.108.786/0001 -65 and Vivax S.A. (“VIVAX”), publicly held company headquartered at Avenida José Meneghel, n° 65, Distrito Maria J. Abraão in the city of Americana, state of São Paulo, registered in the corporate roll of taxpayers (CNPJ/MF) under n° 01.402.946/0001 -47, jointly referred to as “Companies”, pursuant to Paragraph 4 of Art. 157 of Law 6404/76, amended by CVM Instruction 358/02, as amended, and further to the Material Fact published on May 16, 2007, publish the following Notice to the Market:

We hereby announce that, specifically in respect to the withdrawal rights by the shareholders of both Companies, a material fact will be published containing the date and associated amounts on and at which said withdrawal rights may be exercised by the registered shareholders, pursuant to CVM Instruction 319/320.

São Paulo, May 17, 2007

Net Serviços de Comunicação S.A.
João Adalberto Elek Jr.
CFO and Investor Relations Officer

     Vivax S.A.
Gilson Roberto Granzier
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.